UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_________________________

SCHEDULE 14F-1

_________________________

Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934

and Rule 14f-1 thereunder

 ANTIVIRAL TECHNOLOGIES, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	000-53449	26-1188469
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Suite 1111, Tower II, Silvercord, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong (Address of principal executive offices)

(852) 2317 1291 (Issuer's telephone number, including area code)

*******************

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHODLERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

********************

ANTIVIRAL TECHNOLOGIES, INC.

Suite 1111, Tower II, Silvercord, 30 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

This Information Statement is being sent to you pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and rule 14f-1 promulgated thereunder, in connection with an anticipated change in the members of the Board of Directors (the “Board”) of Antiviral Technologies, Inc., a Nevada corporation (the "Company") (fka “Table Mesa Acquisitions, Inc.”) as a result of the completion of a share exchange transaction pursuant to a Share Exchange Agreement (the “Exchange Agreement”) by and between the Company, Obio Pharmaceutical (H.K.), Ltd., (“Obio HK”), a corporation incorporated under the laws of Hong Kong, and the shareholder of Obio HK (the “Shareholder”).

This Information Statement is being mailed on or before April 30, 2010, to all persons who are holders of record of the Company's common stock as of December 31, 2009.  The information included in this Information Statement regarding the persons designated to become directors of the Company as a result of the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Terms of Transaction

On October 14, 2009, as reported on the Form 8-K filed with the Securities and Exchange Commission on October 14, 2009 which is hereby incorporated by reference, pursuant to the terms of the Exchange Agreement, the Shareholder agreed to transfer 100% of the issued and outstanding shares of common stock in Obio HK, to the Company in exchange for the issuance of an aggregate of 147,000,000 shares of the Company’s common stock to the Shareholder, thereby causing Obio HK and its wholly-owned subsidiary, Beijing Obio Pharmaceutical Co., Ltd., a corporation formed under the laws of the Peoples Republic of China (“Beijing Obio”), to become wholly-owned subsidiaries of the Company (the “Share Exchange”).

Upon the closing of the Share Exchange on October 14, 2009, the Shareholders of Obio HK delivered 100% of the outstanding shares of common stock of Obio HK, representing all of its issued and outstanding common stock, to the Company in exchange for 147,000,000 shares of common stock of the Company. Following completion of the Share Exchange, the Company has a total of 150,000,000 shares of common stock issued and outstanding, and Obio HK, and its subsidiary, Beijing Obio, are wholly-owned subsidiaries of the Company.

Pursuant to the terms of the Exchange Agreement, upon closing of the Share Exchange Francis Chi was appointed as a director of the Company to serve with Jay Lutsky, who was previously the sole director.  In addition, all of the former officers of the Company resigned and the following persons were appointed as officers of the Company: Bill P Chan, as Chief Executive Officer, KC Cheng, as Chief Financial Officer, Treasurer and Secretary of the Company.  All directors hold office for one-year terms until the election and qualification of their successors. Officers are elected by the board of directors and serve at the discretion of the board of directors.

As a result of the Share Exchange described herein, the Company intends to carry on the business of Obio HK as its sole line of business. Obio HK is a development stage biotechnology company utilizing Cysteamine compositions in the development of antiviral drugs for human application.  The Company has relocated its executive offices to: Suite 1111, Tower II, Silvercord, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong, and changed its telephone number to +852 2317 1291.

The Chart below depicts the corporate structure of the Registrant as of the date of this 14F-1.  The Registrant owns 100% of the capital stock of Obio HK and has no other direct subsidiaries, and Obio HK owns 100% of the capital stock of Beijing Obio and has no other subsidiaries.

Antiviral Technologies, Inc. A Nevada Corporation

↓ 100%

Obio Pharmaceutical (H.K.), Ltd. A Hong Kong Corporation

↓ 100%

Beijing Obio Pharmaceutical Co., Ltd. A PRC Corporation

VOTING SECURITIES OF THE COMPANY

As of December 31, 2009, the Company had 150,000,000 shares issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. The sole class of equity securities of the Company that it has issued and outstanding is the common stock. As a result of the closing of the Share Exchange the Shareholder became the owner of approximately 98% of the issued and outstanding common stock of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a director or executive officer. The executive officers are elected annually by the Board of Directors. The directors serve one year terms or until their successors are elected.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position Held and Tenure
Dr. Bill Piu Chan	47	CEO, President
Cheng, Kin Chung	47	CFO
Francis Chi	48	Director
Jay Lutsky	65	Director

Biographical Information

Dr. Bill Piu Chan.  Dr. Chan, age 47, is currently the CEO and President of the Company.  Additionally, he has been a director of Obio HK since September 2009.  He joined Obio Pharmaceutical Holdings Limited as director and Chief Technical Officer in 2005.  He is currently a Professor and Director of the Beijing Institute of Geriatrics and a member of American Academy of Neurology. He has been appointed as the Deputy Director and Principal Investigator of Chinese National Human Genome Center Beijing since 2001. He is the Vice President of the Chinese Society of Gerontology and Geriatrics, council member of the International Association of Gerontology and Geriatrics (IAGG), and Secretary of the IAGG Asia-Oceania Region. He was the President of the Society of Chinese Neuroscientists in America from 1998 to 2000 and the Secretary of Asia-Pacific Society for Neurochemistry from 2000 to 2006. In 2002, he attained First Award for Scientific Achievement from both Ministry of Education and Chinese Medical Association in the People's Republic of China.  Dr. Chan is currently the Director of the National GCP center on neurodegenerative disorders and has been the Principal investigator for six drug trials including phase I through IV in the Peoples' Republic of China.  Dr. Chan was the founder and director of the Immunotech Beijing Ltd and Immunocell Technology Ltd, President and director of Wincon Theracells Biotechnologies Co., Inc.  Dr. Chan graduated from Human Medical College in Changsha and became a neurologist after the fellowship training. He later acquired his Doctor of Philosophy in neurosciences from Sun Yan-Sen University of Medical Sciences in Guangzhou followed by postdoctoral training at the Parkinson's Institute in Sunnyvale, California, where he spent more than 10 years as senior scientist before returning to the People's Republic of China. Dr. Chan is well known for his clinical and basic research on Parkinson's disease and geriatric disorders.

Cheng, Kin Chung.  Mr. Cheng, age 47, is the Chief Financial Officer of the Company.  He joined the Obio Group in December 2008 and was appointed to his current position in September 2009.  From April, 2009, to the present, Mr. Cheng has served as the Managing Director of Jovian Corporate Services Limited, providing corporate and investor relations advisory to mostly Hong Kong listed companies.  From September, 2008 to April, 2009, Mr. Cheng served as Chief Executive Officer of Skyworth TTG Holdings Limited, which is engaged in the business of providing identity and access management services to its clients.  Mr. Cheng joined Skyworth Digital Holdings Limited (Skyworth), a listed company in Hong Kong specializing in providing CRT and Digital TV and set-top boxes, in July 2004 as Director and Chief Financial Officer and was subsequently redesignated as Chief Investment and Information Officer in January 2008.  At Skyworth, Mr. Cheng was involved in formulation of business strategy and was responsible for the financial matters of Skyworth in the capacity of Director and Chief Financial Officer.  He was also responsible for the group's information technology development and the Group's investment strategy.  Prior to joining Skyworth, Mr. Cheng was a partner at Deloitte Touche Tohmatsu Hong Kong office responsible for the audit and corporate finance divisions. Mr. Cheng holds a master degree in Professional Accounting (2000) and master degree of arts in English for Professional (2009) to be awarded by the Hong Kong Polytechnic University.  Mr. Cheng is also a member of American Institute of

Certified Public Accountants, a fellow member of the Hong Kong Institute of Certified Public Accountants and member of the Hong Kong Institute of Securities.

Francis Chi. Mr. Chi, age 48, is a director of the Company.  Additionally, he is the founder and Executive Director of the Obio Group, and is currently the Chief Executive Officer of the Walcom Group, a company listed in the Alternative Investment Market of the London Stock Exchange. He was the Managing Director of Walcom Chemicals Company Limited from 1990 to 1998.  He was the Managing Director of Becoin Limited from 1986 to 1990 and was sales manager of Listo Enterprises Co., Ltd. from 1984 to 1986. Mr. Chi earned a bachelors degree of arts in Business Administration from Seattle University in 1984.

Jay Lutsky.  Jay Lutsky is currently a director of the Company.  Since May of 1980, Mr. Lutsky has done business as Dolphin & Associates, a private consulting firm that is a sole proprietorship, while managing his personal investment portfolio.  He is listed in "Who's Who in Finance and Industry."  He earned a Bachelor of Science degree in 1967 from Kent State University.

Family Relationships

There is no family relationship between any of our directors or executive officers.

NOMINEES TO BECOME COMPANY DIRECTORS

The following table sets forth the name and age of the persons expected to be appointed as directors of the Company as a result of the change of control which occurred pursuant to the Share Exchange described herein:

Name	Age	Position Held and Tenure
Dr. Bill Piu Chan	47	Nominee to become Chairman
Cheng, Kin Chung	47	Nominee to become Director
Dr. Jess Thoene	67	Nominee to become Director

The directors named above will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein regarding the appointment of new directors as a result of the change of control, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Dr. Bill Piu Chan.  Dr. Chan, age 47, is currently the CEO and President of the Company.  Additionally, he has been a director of Obio HK since September 2009.  He joined Obio Pharmaceutical Holdings Limited as director and Chief Technical Officer in 2005.  He is currently a Professor and Director of the Beijing Institute of Geriatrics and a member of American Academy of Neurology. He has been appointed as the Deputy Director and Principal Investigator of Chinese National Human Genome Center Beijing since 2001. He is the Vice President of the Chinese Society of Gerontology and Geriatrics, council member of the International Association of Gerontology and Geriatrics (IAGG), and Secretary of the IAGG Asia-Oceania Region. He was the President of the Society of Chinese Neuroscientists in America from 1998 to 2000 and the Secretary of Asia-Pacific Society for Neurochemistry from 2000 to 2006. In 2002, he attained First Award for Scientific Achievement from both Ministry of Education and Chinese Medical Association in the People's Republic of China.  Dr. Chan is currently the Director of the National GCP center on neurodegenerative disorders and has been the Principal investigator for six drug trials including phase I through IV in the Peoples' Republic of China.  Dr. Chan was the founder and director of the Immunotech Beijing Ltd and Immunocell Technology Ltd, President and director of Wincon Theracells Biotechnologies Co., Inc.  Dr. Chan graduated from Human Medical College in Changsha and became a neurologist after the fellowship training. He later acquired his Doctor of Philosophy in neurosciences from Sun Yan-Sen University of Medical Sciences in Guangzhou followed by postdoctoral training at the Parkinson's Institute in Sunnyvale, California, where he spent more than 10 years as senior scientist before returning to the People's Republic of China. Dr. Chan is well known for his clinical and basic research on Parkinson's disease and geriatric disorders.

Cheng, Kin Chung.  Mr. Cheng, age 47, is the Chief Financial Officer of the Company.  He joined the Obio Group in December 2008 and was appointed to his current position in September 2009.  From April, 2009, to the present, Mr. Cheng has served as the Managing Director of Jovian Corporate Services Limited, providing corporate and investor relations advisory to mostly Hong Kong listed companies.  From September, 2008 to April, 2009, Mr. Cheng served as Chief Executive Officer of Skyworth TTG Holdings Limited, which is engaged in the business of providing identity and access management services to its clients.  Mr. Cheng joined Skyworth Digital Holdings Limited (Skyworth), a listed company in Hong Kong specializing in providing CRT and Digital TV and set-top boxes, in July 2004 as Director and Chief Financial Officer and was subsequently redesignated as Chief Investment and Information Officer in January 2008.  At Skyworth, Mr. Cheng was involved in formulation of business strategy and was responsible for the financial matters of Skyworth in the capacity of Director and Chief Financial Officer.  He was also responsible for the group's information technology development and the Group's investment strategy.  Prior to joining Skyworth, Mr. Cheng was a partner at Deloitte Touche Tohmatsu Hong Kong office responsible for the audit and corporate finance divisions. Mr. Cheng holds a master degree in Professional Accounting (2000) and master degree of arts in English for Professional (2009) to be awarded by the Hong Kong Polytechnic University.  Mr. Cheng is also a member of American Institute of Certified Public Accountants, a fellow member of the Hong Kong Institute of Certified Public Accountants and member of the Hong Kong Institute of Securities.

Dr. Jess Thoene.  Dr. Thoene, age 67, joined the Obio Group in 2007 as technical advisor and was subsequently appointed as a director of Obio Pharmaceutical Holdings Limited in November, 2008. Since 2006, Dr. Thoene has been Active Emeritus Professor at the University of Michigan.  Previously, Dr. Thoene was the Karen Gore Professor and Director at the Hayward Human Genetics Center of the Tulane University Health Sciences Center from 2000 to 2006. Prior to that, Dr. Thoene was Professor of Pediatrics at the University of Michigan from 1977 to 1999.  He was also Head of the Biochemical

Genetics Program at the University of Michigan from 1985 to 1999 and Director of the Pediatric Clinical Research Center at the University of Michigan from 1986 to 1998. Dr. Thoene is currently a member of The American Society for Clinical Investigation, The American Society of Biochemistry and Molecular Biology, The American Pediatric Society, The American Society of Human Genetics, and the Society for Inherited Metabolic Disorders. Dr. Thoene is Past Chairman of the National Organization for Rare Disorders and chaired the U.S. National Commission on Orphan Diseases. Dr. Thoene was a member of the board of directors of Copley Pharmaceuticals, Inc. from 1998 to 1999, a member of the Scientific Advisory Board of Watson Pharmaceuticals, Inc. from 1992 to 1998 and Chair of the Board of Scientific Counselors of the U.S. National Institute of Child Health and Human Development from 1999 to 2001. In 1964, Dr. Thoene received a Bachelor of Science in Chemistry from Stanford University, and in 1968 he received the M.D. degree from Johns Hopkins University School of Medicine.  He completed a residency in pediatrics at Johns Hopkins from 1968 to 1971.  Dr. Thoene was a Post Doctoral Fellow in Metabolic Disease at the University of California San Diego from 1974 to 1977. He is American Board of Medical Genetics certified in Pediatrics and Clinical Biochemical Genetics. He has published more than 100 peer-reviewed papers and chapters in scientific works and has edited two books: Pathophysiology of Lysosomal Transport, and Physician's Guide to Rare Diseases.

CORPORATE GOVERNANCE AND BOARD MATTERS

Organization of the Board and its Committees

As of the date of the mailing of this Schedule 14F-1, the Company’s Board does not have any established committees; all such applicable functions are performed by the Board of Directors as a whole.

Audit Committee

As of the date of the mailing of this Schedule 14F-1, the Company does not have an Audit Committee.  Additionally, because the Company does not have an Audit Committee, it does not have an Audit Committee Charter.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on an Audit Committee as the Company does not currently have an Audit Committee.

Nominating Committee

As of the date of the mailing of this Schedule 14F-1, the Company does not have a Nominating Committee; all such applicable functions are performed by the Board of Directors as a whole.

Compensation Committee

As of the date of the mailing of this Schedule 14F-1, the Company does not have a Compensation Committee; all such applicable functions are performed by the Board of Directors as a whole.

Board and Committee Meetings; Attendance at 2008 Annual Meeting

During the fiscal year of 2009, the Board did not meet.  The Company did not hold an annual meeting in 2009.  We do not have a formal policy regarding attendance at duly called meetings of the Board.

Communications with the Board and its Committees

At the present time, we do not have an established procedure by which stockholders can send communications to the Board of Directors.  However, stockholders can send communications to the Board of Directors through the Company office. The Company’s office address and phone number are: Suite 1111, Tower II, Silvercord, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong, and changed its telephone number to +852 2317 1291.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership of Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission.  Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.  Based solely on its review of the copies of such forms received by it, the Company believes that, during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were satisfied.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 14, 2009, certain information with respect to the common stock beneficially owned by (i) each director, nominee to the Board of Directors and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all directors and executive officers as a group:

Title and Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of class
Common	Obio Pharmaceutical Holdings Limited Suite 1111, Tower 2, Silvercord, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong	147,000,000	98%
Common	Francis Chi (1) Suite 1111, Tower 2, Silvercord, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong	72,589,908 (2)	48.4%

Common	Cheng, Kin Chung (1) 14/F Shanghai Industrial Invetment Building, 48 – 62 Hennessy Road, Wan Chai, , Hong Kong	0	0
Common	Dr. Bill Piu Chan (1) 6-2-8A Citichamp Palace, Madian, Beijing, 100088, China	356,611 (3)	0.24%
Common	Dr. Jess Thoene (1) 1308 Brooks St Ann Arbor, MI 48103 USA	0	0%
Common	Jay Lutsky(1) 4807 S. Zang Way Morrison, Colorado 80465	822,682(4)	.55%
Common	Bioglory International Limited P.O. Box 957, Offshore Corporations, Road Town, Tortola, British Virgin Islands	25,051,740 (5)	16.7%
Common	Simplex Capital (Holdings) Limited TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands	13,858,616 (6)	9.2%
Common	Luckman Investment Limited Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	7,515,522 (7)	5%
Common	All Directors, Executive Officers, and Director Nominees as a Group ( 5 in number)	73,769,201 (8)	49.18%

(1)

The person listed is an officer, a director, or both, of the Company, or a nominee to become a director of the Company.

(2)

Includes 72,589,908 shares held of record by Obio Pharmaceutical Holdings Limited of which Mr. Chi may be deemed to be the beneficial owner as a result of the ownership of approximately 49.4% of the share capital of Obio Pharmaceutical Holdings Limited.

(3)

Includes 356,611 shares held of record by Obio Pharmaceutical Holdings Limited of which Dr. Chan may be deemed to be the beneficial owner as a result of the ownership of approximately 0.24% of the share capital of Obio Pharmaceutical Holdings Limited.

(4)

Includes 822,682 shares held by Donna Lutsky, the spouse of Jay Lutsky.  Mr. Lutsky disclaims any beneficial ownership of these shares.

(5)

Includes 25,051,740 shares held of record by Obio Pharmaceutical Holdings Limited of which Bioglory International Limited may be deemed to be the beneficial owner as a result of the ownership of approximately 17% of the share capital of Obio Pharmaceutical Holdings Limited.

(6)

Includes 13,858,616 shares held of record by Obio Pharmaceutical Holdings Limited of which Simplex Capital (Holdings) Limited may be deemed to be the beneficial owner as a result of the ownership of approximately 9.4% of the share capital of Obio Pharmaceutical Holdings Limited.

(7)

Includes 7,515,522 shares held of record by Obio Pharmaceutical Holdings Limited of which Luckman Investment Limited may be deemed to be the beneficial owner as a result of the ownership of approximately 5% of the share capital of Obio Pharmaceutical Holdings Limited.

(8)

Includes 72,946,519 shares held of record by Obio Pharmaceutical Holdings Limited of which Mr. Chi and Dr. Chan may be deemed to be the beneficial owner as a result of the ownership of approximately 49.64% of the share capital of Obio Pharmaceutical Holdings Limited

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

Executive Compensation

The following table sets forth executive compensation for fiscal years ended 2008 and 2007.

Summary Compensation Table

Change in
Pension
						Non-Equity	Value and
						Incentive	Non-qualified
				Stock	Option	Plan	Compensation	All other
Name and		Salary	Bonus	Award(s)	Award(s)	Compensation	Earnings	Compensation	Total
Principal Position	Year	($)	($)	($)	($)	(#)	($)	($)	($)
Francis Chi	2007 2008	- -	- -	- -	- -	- -	- -	- 25,012	- 25,012
Bill P Chan	2007 2008	- -	- -	- -	- -	- -	- -	27,692 40,198	27,692 40,198
Cheng, Kin Chung	2007 2008	- -	- -	- -	- -	- -	- -	- -	- -
Jay Lutsky	2007 2008	- -	- -	- -	- -	- -	- -	-- --	-- --

Employment Agreements

The Registrant does not currently have employment agreements with any of its directors or executive officers.

Stock Option Plans

No member of Registrant’s management has been granted any stock option or stock appreciation right.

Director Compensation

The Registrant’s directors are not paid any salary as compensation for services they provide as directors of the Registrant.  The Registrant has agreed to pay each of its directors a consultancy fee in the amount of HK$1,000 (approximately US$130) for service during the fiscal year ending December 31, 2009.

Director Agreements

The Registrant has not entered into agreements with its directors, but as described above, has agreed to pay each of its directors a consultancy fee in the amount of HK$1,000 (approximately US$130) for service during the fiscal year ending December 31, 2009

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

There were no material transactions, or series of similar transactions, during our Company’s last fiscal year, or any currently proposed transactions, or series of similar transactions, to which our Company was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Director Independence

The NASDAQ Stock Market has instituted director independence guidelines that have been adopted by the Securities & Exchange Commission.  These guidelines provide that a director is deemed “independent” only if the board of directors affirmatively determines that the director has no relationship with the Company which, in the board’s opinion, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities.  Significant stock ownership will not, by itself, preclude a board finding of independence.

For NASDAQ Stock Market listed companies, the director independence rules list six types of disqualifying relationships that preclude an independence filing.  The Company’s board of directors may not find independent a director who:

1.

is an employee of the company or any parent or subsidiary of the company;

2.

accepts, or who has a family member who accepts, more than $60,000 per year in payments from the company or any parent or subsidiary of the company other than (a) payments from board or committee services; (b) payments arising solely from investments in the company’s securities; (c) compensation paid to a family member who is a non-executive employee of the company’ (d) benefits under a tax qualified retirement plan or non-discretionary compensation; or (e) loans to directors and executive officers permitted under Section 13(k) of the Exchange Act;

3.

is a family member of an individual who is employed as an executive officer by the company or any parent or subsidiary of the company;

4.

is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than (a) payments arising solely from investments in the company’s securities or (b) payments under non-discretionary charitable contribution matching programs;

5.

is employed, or who has a family member who is employed, as an executive officer of another company whose compensation committee includes any executive officer of the listed company; or

6.

is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit.

Based upon the foregoing criteria, our Board of Directors has determined that Francis Chi and Jay Lutsky are independent directors under these rules.  Furthermore, our Board of Directors has determined that the persons expected to be appointed as directors of the Company as a result of the change of control which occurred pursuant to the Share Exchange described herein, Dr. Bill Piu Chan and Cheng, Kin Chung, will not be independent directors under these rules as they are also employed by the Company as its CEO and CFO, respectively.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate or security holder of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

**********

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

**********

By Order of the Board of Directors,

/s/ Francis Chi
Francis Chi, Director

April 30, 2010